UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 14, 2023

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In the Matter of

Bit Brother Limited
15/F, Block A, Kineer Business Ctr
53 Binjiang Road, Floor 21
Gaoxin Xiangrikui Lanshan Building
Yuelu District, Changsha
Hunan Province, China 410023

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-258355

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        Bit Brother Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

        Bit Brother Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

        In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 14, 2023.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief